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[LOGO OF GENWORTH FINANCIAL]

                                                                 August 27, 2010

Mark A. Cowan, Esq.
Senior Counsel
Office of Insurance Products
The United States Securities and
 Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

     Re:  Genworth Life & Annuity VA Separate Account 2
          Genworth Life and Annuity Insurance Company
          Post-Effective Amendment filed on Form N-4
          File Nos. 333-143407 and 811-21892

     Re:  Genworth Life & Annuity VA Separate Account 2
          Genworth Life and Annuity Insurance Company
          Post-Effective Amendment filed on Form N-4
          File Nos. 333-162503 and 811-21892

          Genworth Life of New York VA Separate Account 3
          Genworth Life Insurance Company of New York
          Post-Effective Amendment filed on Form N-4
          File Nos. 333-162506 and 811-22339

          Genworth Life of New York VA Separate Account 3
          Genworth Life Insurance Company of New York
          Post-Effective Amendment filed on Form N-4
          File Nos. 333-162504 and 811-22339

Dear Mr. Cowan:

Please find below our response to the comment that you provided on August 25, 2010, to the above-referenced Registration Statements.

COMMENT: The only comment we have (other than a Tandy rep) is to consider providing page references in the supplement to the prospectus location of the updated prospectus disclosure.

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Mark A. Cowan, Esq.
August 27, 2010
Page 2

RESPONSE: We intend to revise the supplements for the four above-referenced products as requested. The revisions will be reflected in Rule 497 filings made after the effective date of the Registration Statements.

We hope that this adequately responds to your comment.

Please note that we have also filed requests to accelerate the effective date for the above-referenced Registration Statements to a date on or before August 31, 2010, but no later than September 3, 2010.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at 804.289.3545 or via e-mail at michael.pappas@genworth.com.

Sincerely,


/s/ Michael D. Pappas
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Michael D. Pappas
Associate General Counsel

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Mark A. Cowan, Esq.
August 27, 2010
Page 3

Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life & Annuity VA Separate Account 2, and Genworth Life Insurance Company of New York, on behalf of its Genworth Life of New York VA Separate Account 3, acknowledge that:

Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life & Annuity VA Separate Account 2, and Genworth Life Insurance Company of New York, on behalf of its Genworth Life of New York VA Separate Account 3, are responsible for the adequacy and accuracy of the disclosure in the respective filings. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and Genworth Life & Annuity VA Separate Account 2 and Genworth Life of New York VA Separate Account 3 may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ Michael P. Cogswell
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Michael P. Cogswell
Vice President